October 8, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:   Mr. John Reynolds, Assistant Director

Re:	Bullfrog Gold Corp. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 27, 2012 File No. 333-164908

Dear Mr. Reynolds:

We are responding to comments contained in the staff letter, dated September 27, 2012, addressed to Mr. David Beling, the Chief Executive Officer of Bullfrog Gold Corp (the “Company”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2012.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Commission’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for Fiscal Year Ending December 31, 2011

General

1.
Please correct your commission file number on the cover of your subsequent periodic and current filings to read 000-54653, which was assigned in conjunction with your filing of the Form 8-A registration statement on April 13, 2012.

Response: The Company has corrected the Commission file number as requested by the Commission.

Bullfrog Gold Project, page 13

2.	We note your description of an exploration plan planned to begin in 2012. Please expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in a non-technical language.
•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response: The disclosure requested by the Commission has been added. The Company notes that the exploration plan planned to begin in 2012 has been postponed until 2013 and the disclosure now reflects this.

3.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results.  In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response: The disclosure requested by the Commission has been added.

On behalf of the Company, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Edward H. Schauder

Edward H. Schauder, Esq.,